UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of profit or loss

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	21,085	18,673
Marketable securities	184,195	196,135
Trade receivables	53,401	52,519
Recoverable taxes	8,866	10,327
Deferred commissions	1,801	1,671
Prepaid expenses	6,042	5,120
Other current assets	101	145
Total current assets	275,491	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	7,830	11,384
Deferred tax assets	14,059	13,968
Prepaid expenses	47	66
Recoverable taxes	1,553	1,364
Deferred commissions	4,876	4,852
Other non-current assets	1,034	1,053
Right-of-use assets	3,093	3,220
Property and equipment, net	2,972	2,970
Intangible assets, net	9,397	6,822
Goodwill	25,704	22,168
Total non-current assets	80,214	77,516
Total assets	355,705	362,106

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	31,541	36,003
Taxes payable	8,191	7,863
Lease liabilities	1,747	1,617
Deferred revenue	34,537	32,521
Accounts payable from acquisition of subsidiaries	15	29
Other current liabilities	5,145	1,989
Total current liabilities	81,176	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,257	1,754
Taxes payable	168	160
Lease liabilities	1,450	1,695
Accounts payable from acquisition of subsidiaries	1,340	943
Deferred revenue	21,333	22,217
Deferred tax liabilities	753	808
Other non-current liabilities	340	361
Total non-current liabilities	28,641	27,938

Commitments and contingencies

EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized; Class A: 101,550,023 and 103,947,244 issued; 101,550,023 and 103,874,660 outstanding. Class B: 80,766,730 and 80,866,730 issued and outstanding	18	18
Additional paid-in capital	355,508	365,933
Accumulated other comprehensive income (loss)	(726)	(2,023)
Accumulated losses	(108,956)	(109,814)
Equity attributable to VTEX’s shareholders	245,844	254,114
Non-controlling interests	44	32
Total shareholders’ equity	245,888	254,146
Total liabilities and equity	355,705	362,106

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2025	March 31, 2024

Subscription revenue	52,580	50,351
Services revenue	1,585	2,286
Total revenue	54,165	52,637

Subscription cost	(11,080)	(11,561)
Services cost	(2,103)	(3,205)
Total cost	(13,183)	(14,766)
Gross profit	40,982	37,871

Operating expenses
General and administrative	(9,035)	(8,811)
Sales and marketing	(16,847)	(17,206)
Research and development	(14,868)	(13,956)
Other losses	(429)	(382)
Loss from operations	(197)	(2,484)

Other income (expense), net	1,637	(745)

Income (loss) before income tax	1,440	(3,229)

Total income tax	(579)	2,365

Net income (loss) for the period	861	(864)

Non-controlling interest	3	(8)
Attributable to controlling shareholders	858	(856)

Earnings (loss) per share
Basic earnings (loss) per share	0.005	(0.005)
Diluted earnings (loss) per share	0.005	(0.005)

The above condensed consolidated interim statements of operations should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2024	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718
Net loss for the period	-	-	-	-	(856)	(856)	(8)	(864)
Other comprehensive income (loss)	-	-	-	(823)	-	(823)	-	(823)
Exercise of stock options	166,807	-	448	-	-	448	-	448
Share repurchase program	-	-	-	-	-	-	-	-
Share-based compensation	334,263	-	2,930	-	-	2,930	-	2,930
Cancellation of shares	-	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	6	6
At March 31, 2024	184,528,078	18	364,460	2,403	(126,488)	240,393	22	240,415

At January 1, 2025	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146
Net income for the period	-	-	-		858	858	3	861
Other comprehensive income (loss)	-	-	-	1,297	-	1,297	-	1,297
Exercise of stock options	967	-	7	-	-	7	-	7
Share repurchase program	-	-	(15,054)	-	-	(15,054)	-	(15,054)
Share-based compensation	272,635	-	4,622	-	-	4,622	-	4,622
Cancellation of shares	(2,770,823)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	9	9
At March 31, 2025	182,316,753	18	355,508	(726)	(108,956)	245,844	44	245,888

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2025	March 31, 2024

Income (loss) for the period	861	(864)
Adjustments for:
Depreciation and amortization	723	1,092
Deferred income tax	379	(2,619)
Loss on disposal of rights of use, property, equipment, and intangible assets	5	127
Expected credit losses from trade receivables	320	215
Share-based compensation	4,191	4,003
(Gain) loss on investments and other financial instruments, net	(4,652)	(3,952)
Others and foreign exchange, net	3,080	3,865
Change in operating assets and liabilities
Trade receivables	5,642	(2,010)
Recoverable taxes	1,635	(315)
Prepaid expenses	(627)	(1,163)
Other assets	321	(220)
Accounts payable and accrued expenses	(6,164)	(1,192)
Operating leases	(395)	(520)
Taxes payable	24	(857)
Deferred revenue	(1,359)	4,191
Other liabilities	2,718	2,521
Net cash provided by operating activities	6,702	2,302
Cash flows from investing activities
Purchase of marketable securities and equity investments	(59,380)	(64,067)
Sales and maturities of marketable securities and equity investments	73,955	54,184
Acquisition of subsidiaries net of cash acquired	(3,678)	-
Acquisitions of property and equipment	(67)	(739)
Derivative financial instruments	290	(1,549)
Net cash provided by (used in) investing activities	11,120	(12,171)
Cash flows from financing activities
Proceeds from the exercise of stock options	7	448
Net-settlement of share-based payment	(659)	(749)
Buyback of shares	(15,054)	-
Payment of loans and financing	(47)	-
Net cash used in financing activities	(15,753)	(301)
Net increase (decrease) in cash and cash equivalents	2,069	(10,170)
Cash and cash equivalents, beginning of the period	18,673	28,035
Effect of exchange rate changes	343	(397)
Cash and cash equivalents, end of the period	21,085	17,468

Supplemental cash flow information:
Cash refunded for income taxes	290	547

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	75	-
Unpaid amount related to business combinations	383	-
Unpaid amount related to intangible assets acquisitions	1,298	-
Transactions with non-controlling interests	9	6

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
Nature of business

VTEX (the “Group” or the “Company”) and its subsidiaries, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting, and presented in United States dollars (“USD”).

The condensed consolidated interim financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management. The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3
Significant accounting policies

Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2024 and no retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

4
Business combinations

4.1
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities. The purchase price includes an initial cash consideration of US$3,016, paid upon closing, as well as a long-term fixed installment of US$972 with payments extending through 2029.

The acquisition agreement features potential additional payment based on the achievement of specific performance targets and the continued employment of key executives over the next three years. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in profit or loss over the applicable service period.

4.2
Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business. The acquisition is expected to expand the Group's retail media solutions.

a.
Consideration transferred

The purchase price includes an initial cash consideration of US$3,694, paid upon closing, as well as a long-term fixed installment of US$306 with payments extending through 2030.

The table below represents the preliminary purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values.

Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	32
Trade receivables	387
Other current and non-current assets	63
Property and equipment	6
Accounts payable	(356)
Other current and non-current liabilities	(68)
Fair value of identifiable intangible assets (i)	1,440
Goodwill (ii)	2,496
Total consideration	4,000

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(i)
The intangible assets acquired comprises of:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	Multi-period excess earnings	155	4.0
Developed technology	Replacement cost	1,285	5.8

(ii)
The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date, goodwill is not deductible for tax purposes. The Group has a plan to merge Newtail into VTEX Brazil in 2025, therefore no deferred tax is recognized. According to Brazilian tax legislation, the expenses related to Goodwill and other intangibles acquired in a business combination are deductible for tax purposes only after the merger.

Acquired receivables

The fair value of acquired trade receivables was US$387. The gross contractual amount for trade receivables due is US$403, with a loss allowance of US$16 recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of US$371 and a net profit of US$10 to the Company in the period ended March 31, 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5
Financial Instruments

The Company measures financial instruments based on observable inputs such as quoted prices (unadjusted) for identical assets or liabilities in active markets (Level 1), inputs other than the quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of March 31, 2025
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	15,933	-	-	15,933	15,933	-
Level 1:
Money market	5,152	-	-	5,152	5,152
Mutual funds	161,028	-	-	161,028	-	161,028
Time deposits	10,311	2	-	10,313	-	10,313
Foreign Government bonds	13,227	-	(2,063)	11,164	-	12,854
Subtotal	189,718	2	(2,063)	187,657	5,152	184,195

Total	205,651	2	(2,063)	203,590	21,085	184,195

	As of December 31, 2024
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	13,750	-	-	13,750	13,750	-
Level 1:
Money market	4,923	-	-	4,923	4,923
Mutual funds	128,451	-	-	128,451	-	128,451
US Treasuries	25,198		(28)	25,170	-	25,170
Time deposits	8,132	2		8,134	-	8,134
Discretionary investment portfolio	22,959	-	-	22,959	-	22,959
Foreign Government bonds	11,981		(2,352)	9,629	-	11,421
Subtotal	201,644	2	(2,380)	199,266	4,923	196,135

Total	215,394	2	(2,380)	213,016	18,673	196,135

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Investments by Contractual Maturity

As of March 31, 2025, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate
		Fair Value
Within 1 year	3,751	3,378
After 1 year through 5 years	19,787	18,099
Securities with no defined maturity	166,180	166,180
	189,718	187,657

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. Adjustments related to equity and other investments without readily determinable fair values for the three-month periods ended March 31, 2025 and 2024 were as follows:

2025
Opening balance on January 1	9,649

Adjustments related to equity and other investments without readily determinable fair values:
Additions	-
Unrealized gains	-

Closing balance on March 31	9,649

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6
Trade receivables

Trade receivables are as follows:

	March 31, 2025	December 31, 2024
Trade receivables	62,192	64,855
Expected credit losses	(961)	(952)
Total trade receivables	61,231	63,903

Current	53,401	52,519
Non-current	7,830	11,384

The changes in expected credit losses for trade receivables are as follows:

2025
Opening balance on January 1	(952)
Addition, net	(320)
Addition from acquisition of subsidiaries	(16)
Write-off	364
Exchange differences	(37)
Closing balance on March 31	(961)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7
Income Taxes

Income tax expenses were as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Current tax	(200)	(254)
Current tax on profits for the period	(200)	(254)

Deferred income tax	(379)	2,619
Decrease (increase) in deferred tax	(379)	2,619

Total income tax	(579)	2,365

The composition of deferred income tax assets and liabilities as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
Deferred tax assets
Allowance for expected credit loss	365	343
Bonus provision	550	1,424
Share-based compensation (i)	747	521
Deferred revenue	2,607	2,644
Research and development expenditures	1,212	1,728
Tax loss (ii)	46,806	42,251
Others (iii)	1,956	4,134
Total deferred tax assets, before valuation allowance	54,243	53,045
Valuation allowance	(38,245)	(37,406)
Total deferred tax assets	15,998	15,639

	March 31, 2025	December 31, 2024
Deferred tax liabilities
Acquisition of subsidiaries	2,659	852
Temporary differences	-	1,626
Others	33	-
Total deferred tax liabilities	2,692	2,478

Total deferred tax assets, net	14,059	13,968
Total deferred tax liabilities, net	753	808

(i) Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.

(ii) Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitation but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of March 31, 2025, these tax losses have no expiry.

(iii) Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Mexico. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8
Leases

The balance sheet show the following amounts related to leases:

	March 31, 2025	December 31, 2024
Right-of-use assets
Office buildings	3,093	3,220
Total	3,093	3,220

	March 31, 2025	December 31, 2024
Lease liabilities
Current	1,747	1,617
Non-current	1,450	1,695
Total	3,197	3,312

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

9
Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	March 31, 2025	December 31, 2024
Leasehold improvements	2,194	2,039
Machinery and equipment	37	34
Furniture and fixture	542	505
Computer and peripherals	4,530	4,199
Accumulated depreciation	(4,331)	(3,807)
Property and equipment, net	2,972	2,970

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	March 31, 2025	December 31, 2024
Software	5,503	3,929
Trademark	201	186
Intellectual property	2,488	2,351
Customer contracts	10,316	10,028
Others	1,842	444
Accumulated amortization	(10,953)	(10,116)
Intangible assets, net	9,397	6,822

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	March 31, 2025	December 31, 2024
Trade payables	15,816	15,840
Social charges	4,578	4,417
Profit-sharing	6,127	10,643
Provision for vacation and benefits	6,207	6,377
Others	2,070	480
Total	34,798	37,757

Current	31,541	36,003
Non-current	3,257	1,754

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12
Taxes payable

The breakdown of taxes payable is as follows:

	March 31, 2025	December 31, 2024
Income tax payable	1,296	1,411
Other taxes payable	7,063	6,612
Total	8,359	8,023

Current	8,191	7,863
Non-current	168	160

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

13
Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	March 31, 2025	December 31, 2024
Civil	42	56
Labor	-	14
Tax	196	182
Total	238	252

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14
Revenue from services provided

The Company’s revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines is as follows:

	Three months ended
	March 31, 2025	March 31, 2024
Subscriptions	57,427	55,177
Taxes on subscriptions	(4,847)	(4,826)
Subscription revenue	52,580	50,351

Services provided	1,678	2,392
Taxes on services	(93)	(106)
Services revenue	1,585	2,286

Total revenue	54,165	52,637

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15
Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for three-month periods ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Numerator:
Net income (loss) attributable to the stockholders of the Group	858	(856)

Denominator:
Basic weighted average number of shares outstanding	182,949	184,246
Weighted average effect of dilutive securities:
Stock options	1,802	-
Restricted share units	3,790	-
Diluted weighted average number of shares	188,541	-

Earnings (loss) per share:
Basic	0.005	(0.005)
Diluted	0.005	(0.005)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Share-based compensation

16.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2025	9,115	4.55	3.02	1.74
Granted	-	-	-	-
Forfeit	(26)	6.79	-	2.98
Exercised (i)	(12)	1.00	-	0.60
At March 31, 2025	9,077	4.56	2.78	1.74
Stock options exercisable as of March 31, 2025	5,800	4.52	2.46	1.34

(i) The number of stock options withheld for tax purposes was 783 shares (173 shares in 2024).

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2025	3,839	6.70
Granted	433	6.72
Forfeit	(77)	7.73
Settled(i)	(378)	7.54
At March 31, 2025	3,817	6.59

(i) The number of RSUs withheld for tax purposes was 105.2 thousand shares (128.7 thousand shares in 2024).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

For the three-month period ended March 31, 2025 there was US$23,105 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.48 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the three-month period ended March 31, 2025, was US$ 4,470 (for the three-month period ended March 31, 2024: 3,749). For the three-month period ended March 31, 2025, the Group recorded in the capital reserve the amount of US$ 4,539 (for the three-month period ended March 31, 2024: US$2,139).

16.2 Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●
Risk-Free Interest Rate - Future CDI, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2025	188.90	5.51
Granted	-	-
Forfeit	(6.67)	4.31
Settled (i)	(27.39)	7.14
At March 31, 2025	154.84	4.93

(i) The number of RSUs withheld for tax purposes was 7.5 thousand shares (1.1 thousand shares in 2024).

For the three-month period ended March 31, 2025, there was US$453 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.15 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the three-month period ended March 31, 2025, was US$ 69 (for the three-month period ended March 31, 2024: US$ 372). For the three-month period ended March 31, 2025, the Group recorded in the capital reserve the amount of US$ 83 (for the three month period ended March 31, 2024: US$ 146).

16.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of share-based compensation in the consolidated statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended
	March 31, 2025	March 31, 2024
Subscription cost	(61)	(49)
Services cost	(113)	(143)
General and administrative	(2,496)	(2,225)
Sales and marketing	(827)	(1,045)
Research and development	(1,043)	(1,419)
Total	(4,540)	(4,881)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Other income, net

The breakdown of other income for the three-month periods ended March 31, 2025 and 2024 is as follows:

	March 31, 2025	March 31, 2024
Interest income	1,059	5,491
Foreign exchange loss, net	(3,008)	(828)
Gain (loss) on financial instruments, net	3,711	(5,381)
Other, net	(125)	(27)
Other income (expense), net	1,637	(745)

18
Subsequent events

In April 2025, the Company canceled 796,408 Class A common shares, which were repurchased after March 31, 2025 under the repurchase share program.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of March 31, 2025 and 2024 included elsewhere in this document.

Overview

VTEX is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions, including B2C, B2B, Sales App, Pick and Pack, Data Pipeline, Retail Media, and Security Shield. VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results.

Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. Our platform is designed to be the operating system for the commerce ecosystem to orchestrate complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers' conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors' products, and optimize their product delivery process, among many other capabilities.

With 25 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 88% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2.4 thousand customers with over 3.4 thousand active online stores across 43 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

In the year 2024, our company achieved several recognitions and acknowledgments. VTEX was the only vendor named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report, and a Challenger in the Magic Quadrant™ for Digital Commerce report for our Ability to Execute and Completeness of Vision, having been recognized in the Gartner® Magic Quadrant™ for Digital Commerce report for the eighth consecutive year. VTEX was also named a Leader in IDC MarketScape: Worldwide B2C

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Digital Commerce Platforms for Midmarket Growth 2024 Vendor Assessment, and a Leader in IDC MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth Vendor Assessment. Additionally, Paradigm B2B Combine: Enterprise Edition report and Paradigm B2B Combine: Midmarket Edition awarded VTEX medals in all 12 B2B digital commerce categories evaluated in each report.

VTEX was once again recognized as a Customers’ Choice in the 2025 Gartner® Voice of the Customer for Digital Commerce report, for the second year in a row. was VTEX was once again recognized as a Customers’ Choice in the 2025 Gartner® Voice of the Customer for Digital Commerce report, for the second year in a row

We offer access to our platform on a subscription basis, which accounted for 97.1% of our revenue for the three-month period ended March 31, 2025, compared to 95.7% of our revenue in the same period of 2024. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended March 31, 2025, our GMV reached US$4.3 billion, representing an increase of 7.6% in USD and 17.2% on an FX neutral basis. In the same period, our subscription revenue reached US$52.6 million, representing an increase of 4.4% in USD and 15.0% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended
	March 31, 2025	March 31, 2024
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	4,341.8	4,036.9
GMV growth FX neutral (%)	17.2%	20.1%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of profit or loss data for each of the last historical nine quarters. The condensed consolidated interim statements of profit or loss data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025

Subscription revenue	39.7	44.5	47.5	57.9	50.4	54.0	53.9	59.4	52.6
Services revenue	2.5	3.1	3.1	2.5	2.3	2.6	2.1	2.1	1.6
Total revenue	42.2	47.6	50.6	60.4	52.6	56.5	56.0	61.5	54.2
Subscription cost	(10.5)	(11.1)	(11.4)	(12.5)	(11.6)	(11.9)	(11.7)	(12.4)	(11.1)
Services cost	(4.1)	(4.3)	(3.7)	(3.4)	(3.2)	(3.1)	(2.7)	(3.3)	(2.1)
Total cost	(14.6)	(15.4)	(15.0)	(15.9)	(14.8)	(15.0)	(14.3)	(15.6)	(13.2)
Gross profit	27.6	32.2	35.5	44.5	37.9	41.6	41.6	45.9	41.0
Operating expenses
General and administrative	(7.6)	(8.5)	(8.0)	(8.3)	(8.8)	(9.4)	(8.3)	(7.7)	(9.0)
Sales and marketing	(14.6)	(14.2)	(15.3)	(15.2)	(17.2)	(17.3)	(16.6)	(17.5)	(16.8)
Research and development	(13.8)	(16.3)	(15.8)	(14.4)	(14.0)	(14.3)	(13.7)	(13.4)	(14.9)
Other income (losses)	(0.8)	(0.5)	(0.1)	(0.6)	(0.4)	0.3	(0.7)	(0.6)	(0.4)
Income (loss) from operation	(9.2)	(7.3)	(3.6)	6.1	(2.5)	0.8	2.3	6.7	(0.2)
Other income (expense), net	2.0	1.3	1.1	(2.8)	(0.7)	5.5	(0.1)	1.2	1.6
Income (loss) before income tax	(7.2)	(6.1)	(2.5)	3.3	(3.2)	6.3	2.2	7.9	1.4
Income tax	0.1	(0.0)	(0.3)	(3.1)	2.4	0.2	1.1	(1.2)	(0.6)
Net income (loss) for the period	(7.1)	(6.1)	(2.8)	0.2	(0.9)	6.6	3.4	6.8	0.9
Earnings (loss) per share
Basic and diluted earnings (loss) per share US$	(0.04)	(0.03)	(0.02)	0.00	(0.00)	0.04	0.02	0.04	0.00

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(24.8)%	(23.3)%	(22.5)%	(20.7)%	(22)%	(21)%	(20.8)%	(20.1)%	(20.5)%
Services cost	(9.8)%	(9.1)%	(7.3)%	(5.6)%	(6.1)%	(5.5)%	(4.8)%	(5.3)%	(3.9)%
Total cost	(34.6)%	(32.4)%	(29.7)%	(26.3)%	(28.1)%	(26.5)%	(25.6)%	(25.4)%	(24.3)%
Gross profit	65.4%	67.6%	70.3%	73.7%	71.9%	73.5%	74.4%	74.6%	75.7%
Operating expenses
General and administrative	(18)%	(17.9)%	(15.8)%	(13.7)%	(16.7)%	(16.7)%	(14.9)%	(12.6)%	(16.7)%
Sales and marketing	(34.7)%	(29.9)%	(30.3)%	(25.1)%	(32.7)%	(30.6)%	(29.7)%	(28.4)%	(31.1)%
Research and development	(32.6)%	(34.1)%	(31.1)%	(23.9)%	(26.5)%	(25.4)%	(24.5)%	(21.8)%	(27.4)%
Other income (losses)	(1.8)%	(1.1)%	(0.2)%	(0.9)%	(0.7)%	0.6%	(1.2)%	(0.9)%	(0.8)%
Income (loss) from operation	(21.7)%	(15.4)%	(7.2)%	10.1%	(4.7)%	1.4%	4.2%	10.9%	(0.4)%
Other income (expense), net	4.7%	2.7%	2.2%	(4.6)%	(1.4)%	9.8%	(0.2)%	1.9%	3.0%
Income (loss) before income tax	(17)%	(12.7)%	(5)%	5.5%	(6.1)%	11.2%	4.0%	12.9%	2.7%
Income tax	0.1%	(0.1.0)%	(0.6)%	(5.1)%	4.5%	0.4%	2.0%	(1.9)%	(1.1)%
Net income (loss) for the period	(16.9)%	(12.8)%	(5.6)%	0.4%	(1.6)%	11.6%	6.0%	11.0%	1.6%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	For the three months ended (unaudited)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025

Income (loss) from operation	(9.2)	(7.3)	(3.6)	6.1	(2.5)	0.8	2.3	6.7	(0.2)
Share-based compensation expense	4.4	4.8	4.6	4.3	4.9	5.0	4.7	4.6	4.5
Amortization and adjustment related to acquisitions	0.5	0.8	0.6	0.6	0.5	0.4	0.4	0.4	0.5
Earn out expenses related to acquisitions	-	-	-	-	-	-	0.2	0.5	0.5
Non-GAAP Income (loss) from operation	(4.3)	(1.7)	1.6	11.0	2.9	6.3	7.6	12.3	5.3

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 2.9% of our revenue for the three-month period ended March 31, 2025, compared to 4.3% in the same period of 2024. For the three-month period ended on March 31, 2025, the consulting services revenue accounted for 2.9% of our revenue, compared to 4.3% in the same period of 2024.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Other income (expense), net

Other income (expense), net consist primarily of interest income, foreign exchange gains and losses, fair value gains or losses on financial instruments, and other financial items.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Deferred tax assets are evaluated at each reporting period, and valuation allowances are recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Historical consolidated operations results

Comparison of results of operations for the three-month periods ended March 31, 2025 and 2024

The following table sets forth our condensed consolidated interim income statements for the three-month periods ended March 31, 2025 and 2024. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended
(in US$ thousands)	March 31, 2025	March 31, 2024
Subscription revenue	52,580	50,351
Services revenue	1,585	2,286
Total revenue	54,165	52,637
Subscription cost (1)	(11,080)	(11,561)
Service cost (1)	(2,103)	(3,205)
Total cost	(13,183)	(14,766)
Gross profit	40,982	37,871
Operating expenses
General and administrative (1) (3)	(9,035)	(8,811)
Sales and marketing (1) (2) (3)	(16,847)	(17,206)
Research and development (1) (2) (3)	(14,868)	(13,956)
Other losses	(429)	(382)
Loss from operation	(197)	(2,484)
Other income (expense), net	1,637	(745)
Income (loss) before income tax	1,440	(3,211)
Total income tax	(579)	2,365
Net income (loss) for the period	861	(846)

(1) Includes stock-based compensation expenses as follows:

	Three months ended
(in US$ thousands)	March 31, 2025	March 31, 2024
Subscription cost	(61)	(49)
Service cost	(113)	(143)
General and administrative	(2,496)	(2,225)
Sales and marketing	(827)	(1,045)
Research and development	(1,043)	(1,419)
Total	(4,540)	(4,881)

(2) Includes earn-out expenses related to acquisitions as follows:

	Three months ended
(in US$ thousands)	March 31, 2025	March 31, 2024
Sales and marketing	(286)	-
Research and development	(190)	-
Total	(476)	-

(3) Includes amortization related to acquisitions as follows:

	Three months ended
(in US$ thousands)	March 31, 2025	March 31, 2024
General and administrative	(4)	(4)
Sales and marketing	(365)	(300)
Research and development	(96)	(151)
Total	(465)	(455)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total revenue

The components of our total revenue during the three-month periods ended on March 31, 2025 and 2024 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2025	March 31, 2024	Variation
Subscription revenue	52,580	50,351	4.4%
Services revenue	1,585	2,286	(30.7)%
Total revenue	54,165	52,637	2.9%

Total revenue for the three-month period ended March 31, 2025 was US$54.2 million, an increase of US$1.5 million, or 2.9% in US$ or 13.2% on an FX neutral basis, from US$52.6 million in the same period of 2024. The increase in total revenue was primarily driven by: an increase in GMV of 7.6% in US$ or 17.2% on an FX neutral basis to US$4.3 billion for the three-month period ended March 31, 2025, from US$4.0 billion in the same period of 2024, which also led to higher revenues from transaction-based fees.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total cost

The components of our total cost during the three-month periods ended on March 31, 2025 and 2024 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2025	March 31, 2024	Variation
Subscription cost	(11,080)	(11,561)	(4.2)%
Services cost	(2,103)	(3,205)	(34.4)%
Total cost	(13,183)	(14,766)	(10.7)%

Total cost for the three-month period ended March 31, 2025 decreased by US$1.6 million, or 10.7%, to US$13.2 million from US$14.8 million in the same period of 2024, mainly due to a decrease in total cost of services by US$1.1 million primarily due to (1) the discontinuation of hyper-care mode for new customers in the USA and Europe, as our evolved ecosystem now efficiently supports most new implementation independently and (2) operational efficiencies in support cost.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Gross profit

As a result of the above, our gross profit increased by US$3.1 million, or 8.2% to US$41.0 million for the three-month period ended March 31, 2025 from US$37.9 million in the same period of 2024. As a percentage of our total revenue, our gross profit increased to 75.7% in the three-month period ended March 31, 2025 from 71.9% in the same period of 2024, mainly due mainly due to efficiencies in support cost.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Operating expenses

General and administrative

General and administrative expenses during the three-month periods ended on March 31, 2025 and 2024 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2025	March 31, 2024	Variation
General and administrative	(9,035)	(8,811)	2.5%
Percentage of total revenue	(16.7)%	(16.7)%	-

Our general and administrative expenses remained relatively stable, increasing slightly by US$0.2 million, or 2.5%, to US$9.0 million for the three-month period ended March 31, 2025, from US$8.8 million in the same period of 2024, with no significant changes in key expense categories.

Sales and marketing

Sales and marketing expenses during the three-month periods ended March 31, 2025 and 2024 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2025	March 31, 2024	Variation
Sales and marketing	(16,847)	(17,206)	(2.1)%
Percentage of total revenue	(31.1)%	(32.7)%	-

Our sales and marketing expenses remained relatively stable, decreasing by US$0.4 million, or 2.1%, to US$16.8 million for the three-month period ended March 31, 2025, from US$17.2 million in the same period of 2024, with no significant changes in key expense categories.

Research and development

Research and development expenses during the three-month periods ended on March 31, 2025 and 2024 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2025	March 31, 2024	Variation
Research and development	(14,868)	(13,956)	6.5%
Percentage of total revenue	(27.4)%	(26.5)%	-

Our research and development expenses increased by US$0.9 million, or 6.5% to US$14.9 million for the three-month period ended March 31, 2025 from US$14.0 million in the same period of 2024, primarily due to (1) an increase in IT-related expenses and (2) an increase in personnel-related expenses, including share-based compensation, which was partially offset by (3) a decrease in outsourcing-related expenses.

Other income (expense), net

Other income (expense), net amounted to a revenue of US$1.6 million for the three-month period ended March 31, 2025, compared to an expense of US$0.7 million in the same period of 2024 mainly due to (1) an increase in gain (loss) from financial instruments to an income of US$3.7 million in March 31, 2025 from an expense of US$5.4 million in March 31, 2024, which was partially offset by (2) a decrease in interest income to US$1.1 million in March 31, 2025 from US$5.5 million in March 31, 2024 and (3) a decrease in foreign exchange loss to an expense of US$3.0 million in March 31, 2025 from a expense of US$0.8 million in March 31, 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Net income (loss) for the period

As a result of the above, our net income amounted to US$0.9 million for the three-month ended March 31, 2025, compared to a net loss of US$0.9 million in the same period of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the three months ended
(in US$ thousands)	March 31, 2025	March 31, 2024
Net cash provided by operating activities	6,702	2,302
Net cash provided by (used in) investing activities	11,120	(12,171)
Net cash used in financing activities	(15,753)	(301)
Net increase (decrease) in cash and cash equivalents	2,069	(10,170)

Net cash provided by operating activities

For the three months ended March 31, 2025, our net cash provided by operating activities amounted to US$6.7 million, compared to US$2.3 of cash provided in the same period of 2024, primarily as a result of:

●
a net income of the period to US$0.9 million for the three-month period ended March 31, 2025, compared to a net loss of US$0.9 in the same period of 2024.
●
changes in operating liabilities which consisted mainly of US$6.1 million decrease in accounts payable for the three-month period ended March 31, 2025, compared to a decrease of US$1.2 million for the three-month period ended March 31, 2024; partially offset by:
●
changes in operating assets which consisted mainly of a decrease in trade receivables in the amount of US$5.6 million for the three-month period ended March 31, 2025, compared to an increase of US$2 million for the three-month period ended March 31, 2024.

Net cash provided by (used in) investing activities

For the three-month period ended March 31, 2025, net cash provided in investing activities amounted to US$11.1 million, compared US$12.2 million of net cash used in investing activities in the same period of 2024, primarily as a result of an increase in sales and maturities of marketable securities and equity investments to US$74 million for the three-month period ended March 31, 2025, from US$54.2 million in the same period of 2024. This was partially offset by a decrease in purchase of marketable securities to US$59.4 million for the three-month period ended March 31, 2025, from US$64.1 million in the same period of 2024.

Net cash used in financing activities

For the three-month period ended March 31, 2025, net cash used in financial activities increased to US$15.8 million, from US$0.3 million in the same period of 2024, primarily as a result of the increase in the buyback of shares to US$15.1 million for the three-month period ended March 31, 2025, from nil in the same period of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the three-month periods ended March 31, 2025 and 2024, amounted to US$0.1 million and US$0.7 million, respectively, representing 0.1% and 1.4% of our total revenue for the three-month periods ended March 31, 2025 and 2024, respectively.

For 2025, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2024. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Off-balance sheet arrangements

As of March 31, 2025, we did not have any off-balance sheet arrangements.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso, Chilean peso and Mexican peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment (except for VTEX Argentina, which uses the U.S. dollars as functional currency). As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the three-month period ended March 31, 2025 and in the year ended December 31, 2024, 20.8% and 20.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of March 31, 2025 and in the year ended December 31, 2024, our assets were represented by 63.5% and 61.3% in U.S. dollars, 36.5% and 38.7% in other currencies. As of March 31, 2025 and in the year ended December 31, 2024, our liabilities, excluding our total shareholders’ equity, were represented by 12.8% and 11.7% in U.S. dollars, 87.2% and 88.3% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 06, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer